SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)1
Ditech Networks, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
25500T108
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 2, 2010
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25500T108	13D/A3	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,476,404

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,479,790

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,476,404

WITH	10	SHARED DISPOSITIVE POWER

		1,479,790

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,956,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.2%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*     SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A3
     This constitutes Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated June 22, 2009 (the “Statement”), relating to the common stock (the “Shares”) of Ditech Networks, Inc. (the “Company”). This Amendment No. 3 is being filed to report that since the filing of the Amendment No. 2 to the Statement, dated January 26, 2010, a material change occurred in the percentage of the Shares beneficially owned by Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares held by Trust A-4 was $1,887,598.89.
     Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam I: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $32,829.72.
     Milfam II: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $906,588.52.
     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller. All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $7,004.69.

     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $592.90.
     Pursuant to an Irrevocable Trust Agreement MILGRAT I (W6) (“MILGRAT I (W6)”), dated as of November 20, 2009, Miller was named as the trustee to MILGRAT I (W6). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I(W6) were contributed to MILGRAT I (W6) by its grantor, Catherine C. Miller.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $4,914,91.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 2,956,194 Shares, which is equal to approximately 11.2% of the total number of outstanding Shares, based on 26,348,377 Shares outstanding as reported in the Company’s Form 10-Q filed on February 11, 2010. As of the date hereof, 1,479,790 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 977,936 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (W6), 15,708 of the Shares beneficially owned by Miller are owned of record by Milfam I, 471,080 of the Shares beneficially owned by Miller are owned of record by Milfam II, 5,789 of the Shares beneficially owned by Miller are owned of record by Alex UGMA, 490 of the Shares beneficially owned by Miller are owned of record by the IRA and 5,401 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I, Milfam II, Alex UGMA, MILGRAT I (W6), the IRA and Miller directly.

     (c) The following table details the transactions effected by Miller since the filing of Amendment No. 2.

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
January 26, 2010	46,451	$1.28
January 27, 2010	1,000	$1.26
February 2, 2010	300	$1.26
February 5, 2010	16,293	$1.26
February 22, 2010	100	$1.26
February 23, 2010	67,543	$1.26
February 24, 2010	7,899	$1.26
February 26, 2010	3,887	$1.26
March 2, 2010	400	$1.30

	Milfam II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
March 2, 2010	129,117	$ 1.30
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.

Item 7.	Materials to be Filed as Exhibits:
     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: March 8, 2010

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III